January 14, 2013

Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining Securities and Exchange Commission Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 20, 2012, regarding
Exeter Resource Corporation (the “Company” or “Exeter”)
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-33136

Dear Ms. Jenkins:

This letter responds to the staff’s comments set forth in the December 20, 2012 letter regarding the above-referenced Form 40-F for Fiscal Year Ended December 31, 2011 (“Form 40-F”), as filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In the responses we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2

Notes to the Consolidated Financial Statements

2. Basis of Preparation and Adoption of IFRS, page 9

Staff Comment No. 1.

We note your disclosure here that your financial statements have been prepared in accordance with International

P.O. Box 41, Axa Place, Suite 1660, 999 West Hastings Street, Vancouver, B.C.  Canada  V6C 2w2
Tel: 1.604.688.9592   Toll-free : 1.888.688.9592   Fax: 1.604.688.9532   e-mail: exeter@exeterresource.com
www.exeterresource.com

Tia L. Jenkins
January 14, 2013

Financial Reporting Standards (IFRS), rather than IFRS as issued by the International Accounting Standards Board (IASB). Please confirm in future filings you will provide a statement herein asserting compliance with IFRS as issued by the IASB.

Exeter Resource Corporation’s Response:

We acknowledge your comment and advise that our future financial statements will clearly assert compliance with IFRS as issued by the IASB.

Staff Comment No. 2.

We note your disclosure that “the accounting policies applied in these consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and effective as of February 23, 2012 the date the Audit Committee of the Board of Directors approved the statements.” Based on this disclosure, it is not clear if your policies are based on IFRS effective for the year ended December 31, 2011 or February 23, 2012. Please clarify for us the effective date used in your financial statements. Refer to the requirements of IFRS 1, particularly paragraphs 7 and 8.

Exeter Resource Corporation’s Response:

We acknowledge your comment and advise that the accounting policies applied in the December 31, 2011 consolidated financial statements were based on IFRS issued and effective at December 31, 2011.  We will ensure that our future financial statements will be clear on the effective date of the IFRS applied.

3. Explanation of Transition to IFRS, page 9

Staff Comment No. 3.

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, which you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe for us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Exeter Resource Corporation’s Response:

In preparing our financial statements under IFRS as at January 1, 2010, we complied with the requirements of IFRS 1, paragraphs 13-17 and 23 as well as Appendix B to IFRS 1.  The disclosures under paragraph 23 and further detailed in paragraphs 24-31C are included in Note 3, Explanation of Transition to IFRS, of our financial statements.  We do not believe that there are further disclosures required by paragraphs 13-17 and 23 that are not included in our financial statements.

P.O. Box 41, Axa Place, Suite 1660, 999 West Hastings Street, Vancouver, B.C.  Canada  V6C 2w2
Tel: 1.604.688.9592   Toll-free : 1.888.688.9592   Fax: 1.604.688.9532   e-mail: exeter@exeterresource.com
www.exeterresource.com

Tia L. Jenkins
January 14, 2013

The most significant items in our financial statements impacted by the mandatory exemptions of IFRS 1 were various estimates.  IFRS 1 requires that estimates in accordance with IFRS at the date of transition be consistent with estimates made for the same date in accordance with previous GAAP.  Given the nature of our assets and liabilities, the impact of our estimates are limited as set out in our financial statements, Note 5, Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty.  We did not evaluate the impact of hindsight on our previous estimates; however, in certain cases with the application of hindsight, the recorded amounts associated with our estimates may have been different.

IFRS 1, paragraph 13, references Appendix B for additional, more specific exceptions to the retrospective application of IFRS.  A summary of our consideration of IFRS, Appendix B, is as follows:

1.	IFRS 1, Appendix B2 and B3

We did not have any historical transactions impacted by these provisions.

2.	IFRS 1, Appendix B4, B5 and B6

We did not have any historical transactions impacted by these provisions.

3.	IFRS 1, Appendix B7

We do not have any non-controlling interests.

***************************

We affirm the aforementioned statements.

In addition, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

P.O. Box 41, Axa Place, Suite 1660, 999 West Hastings Street, Vancouver, B.C.  Canada  V6C 2w2
Tel: 1.604.688.9592   Toll-free : 1.888.688.9592   Fax: 1.604.688.9532   e-mail: exeter@exeterresource.com
www.exeterresource.com

Tia L. Jenkins
January 14, 2013

If you should have any questions regarding the Registration and Annual Report for Canadian Securities Form on Form 40-F or our response letter, please do not hesitate to contact me at (604) 681-9592.

Sincerely, Exeter Resource Corporation

Per:
/s/ Darcy Daubaras Financial Manager

P.O. Box 41, Axa Place, Suite 1660, 999 West Hastings Street, Vancouver, B.C.  Canada  V6C 2w2
Tel: 1.604.688.9592   Toll-free : 1.888.688.9592   Fax: 1.604.688.9532   e-mail: exeter@exeterresource.com
www.exeterresource.com